Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-152394,

333-152394-01 through 333-152394-8

and 333-152394-10 through 333-152394-12

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 8, 2009)

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

HAWKER BEECHCRAFT NOTES COMPANY

$400,000,000 8.5% Senior Fixed Rate Notes due April 1, 2015

$400,000,000 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015

$300,000,000 9.75% Senior Subordinated Notes due April 1, 2017

Attached hereto and incorporated by reference herein is our Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 1, 2010. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated April 8, 2009, with respect to the 8.5% Senior Fixed Rate Notes due April 1, 2015, 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015 and 9.75% Senior Subordinated Notes due April 1, 2017, including any amendments or supplements thereto.

INVESTING IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 10 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and will be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated, at prices related to prevailing market prices at the time of sale or at negotiated prices. Goldman, Sachs & Co. may act as principal or agent in these transactions. We will not receive any of the proceeds of such sales.

GOLDMAN, SACHS & CO.

April 1, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported) – March 26, 2010

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

(Exact name of registrant as specified in its charter)

Delaware	333-147828	71-1018770
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

10511 East Central, Wichita, Kansas	67206
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code (316) 676-7111

Check the appropriate box below in the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On March 26, 2010, Hawker Beechcraft, Inc., parent company of Hawker Beechcraft Acquisition Company, LLC, amended all of the existing performance based option agreements held by current employees of Hawker Beechcraft Corporation, its principal operating subsidiary, including option agreements with Hawker Beechcraft Corporation’s named executive officers (the “Amendments”).

With respect to performance based option agreements for options granted in 2007 and 2008, such options are subject to vesting if certain earnings before interest, tax, depreciation and amortization (“EBITDA”) targets were achieved. Regardless of whether such EBITDA targets were achieved, if the option recipient remained employed at the Company or one of its subsidiaries at the time of a Liquidity Event (as defined in the Company’s 2007 Stock Option Plan) which resulted in a 30% Internal Rate of Return (as defined in the Company’s 2007 Stock Option Plan) for Performance-Vesting A options and a 25% Internal Rate of Return for Performance-Vesting B options, the option would become fully vested. The Amendments removed, in each case, the Internal Rate of Return test and replaced it with a Cash on Cash Return Test (as defined in the Amendments) of 150% (in the case of the Performance-Vesting A options) and 200% (in the case of the Performance-Vesting B options).

With respect to performance based option agreements for options granted in 2009, the Performance-Vesting A options vest in equal amounts on the first five anniversaries of the date of grant, but become exercisable only in the event there is a Liquidity Event which results in an 8% Internal Rate of Return (as defined in the Company’s 2007 Stock Option Plan) and a Cash on Cash Return of at least 200% (as defined in the Amendments). The Performance-Vesting B options vest annually on each anniversary of the date of grant, beginning one year from the date of grant, but are exercisable only in the event there is a Liquidity Event which results in an 8% Internal Rate of Return and a Cash on Cash Return of at least 300%. The Amendments removed for each type of option the Internal Rate of Return test and reduced the Cash on Cash Return test to 150% (in the case of the Performance-Vesting A options) and 200% (in the case of the Performance-Vesting B options).

For the following named executive officers, the Amendments impacted the following numbers of options:

Officer	2007 and 2008 Options	2009 Options	Total
Worth W. Boisture, Jr.	0	621,875	621,875
Sidney E. Anderson	91,850	0	91,850
Scott A. Shepherd	48,704.8	0	48,704.8
William E. Brown	84,704	0	84,704
Sharad B. Jiwanlal	117,531.8	0	117,531.8

Outstanding time vested options were not affected by these amendments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

By Hawker Beechcraft, Inc., its Sole Member

/s/ SIDNEY E. ANDERSON
Sidney E. Anderson, Vice President and Chief Financial Officer

Dated: April 1, 2010

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